News Release

BROOKFIELD PROPERTY PARTNERS REPORTS STRONG

SECOND QUARTER 2014 RESULTS

August 7, 2014 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter ended June 30, 2014.

Financial Results

	Three months ended June 30,		Six months ended June 30,
(US$ millions except per unit amounts) Unaudited	2014	2013	2014	2013(1)
Fully-diluted FFO (2)	$217	$129	$391	$284
Net income attributable to unitholders (2) (3)	$892	$277	$1,264	$570

Fully-diluted FFO per unit	$0.32	$0.28	$0.63	$0.61
Net income attributable to unitholders per unit	$1.31	$0.59	$2.04	$1.22

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

(3) Unitholders refers to holders of general partner units, limited partner units, limited partner units of the operating partnership, and limited partner units of Brookfield Office Properties Exchange LP

Brookfield Property Partners reported fully-diluted FFO of $217 million ($0.32 per unit) for the three months ended June 30, 2014 versus $129 million ($0.28 per unit) for the comparable period in 2013. The substantial increase in year-over-year FFO is primarily due to the acquisition of additional interests in Brookfield Office Properties Inc. (“BPO”) and General Growth Properties Inc. (“GGP”).

For the three months ended June 30, 2014, net income attributable to unitholders was $892 million ($1.31 per unit) versus $277 million ($0.59 per unit) for the same period in 2013. The increase in net income was primarily attributable to the acquisition of interests in BPO and GPP and fair value gains in BPY’s office and retail operations, due to greater leasing activity and a stronger property market globally.

“With the completion of the BPO merger, we believe we have firmly established BPY as the leading global owner and operator of high-quality real estate,” said Ric Clark, chief executive officer of Brookfield Property Group. “With the scale and scope of our portfolio, we have many levers at our disposal to drive future growth. In addition to utilizing our global operating platforms to enhance the cashflow of our properties and to originate new opportunistic investments, we have a substantial pipeline of significantly pre-leased office, retail, multi-family and industrial development projects underway in high-value markets.”

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Segment Performance

Office

Our office operations generated fully-diluted FFO of $170 million for the three months ended June 30, 2014 compared to $89 million in the same period in 2013. The $81 million increase in fully-diluted FFO was mainly due to the acquisition of BPO and a $43 million gain realized on a debt investment, partially offset by $10 million of transaction costs associated with the BPO acquisition. During the period, our office operations contributed $715 million of fair value gains on a proportionate basis, primarily driven by increased occupancy and stronger valuations for office assets in major gateway markets, including New York City, Houston and Los Angeles.

In the second quarter, we leased 2.7 million square feet of space at average net rents approximately 5% higher than expiring rents, highlighted by the following leases:

•	1.1 million square feet at Brookfield Place New York to Time Inc. (700,000 sq. ft.) and BNY Mellon (350,000 sq. ft.). An additional lease of 117,000 square feet to Jane Street was completed at this property subsequent to quarter-end. Occupancy at Brookfield Place has increased from 59% upon expiry of the Bank of America/Merrill Lynch lease on September 30, 2013 to 88% at present.
•	125,000-square-foot lease with Memorial Resource Development at One Allen Center, Houston.
•	112,000-square-foot lease with Deloitte at Gas Company Tower, Los Angeles.

In May, we realized a $43 million gain on a $320 million debt investment in the Spanish office company Immobiliaria Colonial (“Colonial”). With institutional partners we acquired $1 billion of debt at an average 12% discount to face value. When we made this investment beginning in late 2013, our strategy was to lead a recapitalization in which we converted our debt into an equity stake in the company. However, valuations in Spain have increased to levels at which we did not believe we could earn our targeted returns. A competing consortium successfully acquired Colonial, repaying our debt at par plus accrued interest and triggering our gain.

With institutional partners, we executed definitive agreements to invest approximately $346 million of equity ($109 million net to BPY) to acquire a portfolio of six office parks in India, majority owned by Unitech Corporate Parks (“Unitech”), an AIM-listed entity. These office parks – primarily located in the National Capital Region (NCR) and Kolkata markets – total 16.8 million square feet. The office parks that are in operation or under construction, which total 13.8 million square feet, are approximately 73% leased predominantly to high-quality international tenants. Shareholders of UCP, an AIM-listed company that owns 60% of Unitech, recently approved the transaction, and we anticipate closing in September or October.

Retail

Our retail operations reported fully-diluted FFO of $112 million for the three months ended June 30, 2014 versus $67 million for the same period in 2013, primarily due to our increased ownership stake in GGP as well as 5.2% same-store NOI growth, partially offset by BPY’s $5 million share of a legal settlement at GGP. During the quarter, our retail operations contributed $175 million of fair value gains, mainly due to appreciation of our investment in GGP warrants and strong market conditions.

Occupancy in our retail portfolio grew to 95.2% in the second quarter, 50 bps higher than same period in 2013. GGP posted a strong performance during the quarter, realizing suite-to-suite spreads of 14.4% on new leases. GGP has executed nearly all of its targeted 2014 leasing within the first two quarters.

GGP continues to advance the largest of its redevelopment projects, the expansion of its Ala Moana Center l in Honolulu. Currently, approximately 75% of the 650,000 square feet of expansion space is leased, which is ahead of internal expectations. The $573-million first phase of the redevelopment is scheduled to be complete in late 2015. In addition, GGP continued to expand its presence in urban street retail, committing during the second quarter to three such acquisitions in New York City with a combined equity investment of approximately $450 million, of which BPY’s share is approximately $130 million.

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Industrial

Our industrial operations posted fully-diluted FFO of $3 million for the three months ended June 30, 2014 compared with negative $1 million for the same period in 2013. The increase was primarily due to the acquisition of Gazeley Limited (“Gazeley”) and IDI Realty, LLC (“IDI”) in the second and fourth quarters of 2013, respectively, which was partially offset by one-time severance costs associated with the restructuring of our industrial platform.

We executed 5.4 million square feet of leasing within our industrial portfolio in the first half of 2014, increasing occupancy to 88.4%.

Multi-family & Hotels

Our multi-family and hotel operations posted fully-diluted FFO of $18 million for the three months ended June 30, 2014 compared with $14 million for the same period in 2013, primarily due to acquisition of multi-family assets during the period partially offset by expenses associated with the refinancing of the Atlantis debt.

Occupancy in our multi-family units at the end of the quarter was 93.5%, while in-place rents trended upward by approximately 2% quarter-over-quarter. We continued our renovation program of newly acquired assets, with a budget of refurbishing 2,000 units in 2014.

In July, we executed definitive agreements to invest approximately $320 million ($100 million at BPY’s share) to acquire a 3,962-unit multi-family portfolio located in Manhattan with institutional investors. This transaction is expected to close in September.

(US$ Millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Fully-diluted FFO by segment
Office	$170	$89	$265	$199
Retail	112	67	237	142
Industrial	3	(1)	5	̶
Multi-family and Hotels	18	14	32	28
Corporate	(86)	(40)	(148)	(85)
Fully-diluted FFO (1)	$217	$129	$391	$284

Net income by segment
Office	$795	$285	$996	$484
Retail	285	68	588	178
Industrial	35	14	40	25
Multi-Family and Hotels	15	(8)	18	(9)
Corporate	(238)	(82)	(378)	(108)
Net income attributable to unitholders (1)	$892	$277	$1,264	$570

(1) See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

Other Significant Transactions during the Second Quarter

Office

•	Completed the merger of BPY and BPO
•	Acquired an additional 50% interest in KPMG Tower, Sydney, for A$130.6 million. BPY now owns 100% of the property, which is 99% occupied by KPMG.
•	Sold a 50% interest in Republic Plaza in Denver to an institutional investor in a transaction valuing the property at $480 million. Net proceeds to BPY were approximately $98 million. BPY will retain management and leasing responsibilities for the property.
•	Sold Fujitsu Centre in Sydney for $89 million and Chorus House in New Zealand for $32 million.
•	Executed a $900-million property-level financing on the Grace Building in New York City with a seven-year term at a fixed rate of 3.6%. Net new proceeds of $555 million ($233 million at BPY’s share) were realized at closing.

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Retail

•	Rouse acquired Bel Air Mall in Mobile, AL for $135 million.
•	GGP sold Fallbrook Center for $210 million. Net proceeds to GGP after repayment of existing debt and closing costs were approximately $104 million.

Industrial, Multi-Family and Hotels

•	Sold six industrial assets for $86 million in gross sales, realizing net proceeds of $7 million.
•	Refinanced the Atlantis Hotel in the Bahamas with a $1.75 billion loan from a consortium of lenders. The loan has a seven-year term, and $1.4 billion of the debt is fixed-rate with an average coupon of 7.0%.
•	Our Australian hotel portfolio closed a new $553 million credit facility with a syndicate of five banks.

Normal Course Issuer Bid

Commenced Normal Course Issuer Bid on the Toronto Stock Exchange for the one-year period commencing June 18, 2014 and ending June 17, 2015, allowing BPY to purchase, at its discretion, up to 11,549,010 limited partnership units, or approximately 5% of its issued and outstanding limited partnership units.

Distribution Declaration

The Board of Directors has declared a quarterly distribution of US$0.25 per unit payable on September 30, 2014 to unitholders of record at the close of business on August 29, 2014. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

Brookfield Property Partners’ Supplemental Information Package can be accessed before the market open on August 7, 2014 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release. A quarterly Letter to Unitholders is also available on the website.

Conference Call

Analysts, investors and other interested parties are invited to participate in Brookfield Property Partners’ live conference call reviewing 2014 second quarter results on Thursday, August 7, 2014 at 12:00 p.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president & chief investment officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 800.319.4610 or toll 604.638.5340, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com. A replay of this call can be accessed through September 7, 2014 by dialing toll free 800.319.6413 or toll 604.638.9010, pass code 2538. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

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Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and fully-diluted funds from operations (“Fully-diluted FFO”) (on a total and per unit basis). NOI, FFO, and Fully-diluted FFO (on a total and per unit basis) do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Fully-diluted FFO is defined as FFO plus the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and fully-diluted FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and fully-diluted FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: problems may arise in successfully integrating the business of BPY and BPO; we may not realize the anticipated synergies and other benefits following the acquisition of BPO; the acquisition of BPO may involve unexpected costs; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 22,000 multifamily units, 47 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Media Contact:

Melissa Coley

Vice President, Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

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Consolidated Balance Sheet

(US$ Millions)	June 30, 2014	Dec. 31, 2013

Investment properties	$36,511	$ 34,153
Equity accounted investments in properties	9,299	9,281
Hotel properties	2,243	2,432
Participating loan notes	676	747
Loans and notes receivable	194	628
Financial assets	2,831	1,895
Accounts receivable and other	1,863	1,943
Cash and cash equivalents	1,504	1,368
Total assets	$55,121	$ 52,446
Liabilities and equity
Debt obligations	$23,595	$ 21,640
Capital securities	2,447	2,369
Deferred tax liability	2,121	1,532
Accounts payable and other liabilities	2,260	1,915
Total liabilities	30,423	27,456
Equity
Limited partners	5,615	2,528
General partner	4	4
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,979	11,092
Limited partner units of Brookfield Office Properties Exchange LP	724	-
Interests of others in operating subsidiaries and properties	6,376	11,366
Total equity	24,698	24,990
Total liabilities and equity	$55,121	$ 52,446

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Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
(US$ Millions)	2014	2013(1)	2014	2013(1)
Commercial property and hospitality revenue	$1,006	$1,042	$2,004	$2,100
Investment and other revenue	209	44	266	112
Total revenue	1,215	1,086	2,270	2,212
Direct commercial property and hospitality expense	533	555	1,060	1,107
Interest expense	307	279	595	555
Depreciation and amortization	37	54	76	87
Administration and other expense	95	67	179	126
Total expenses	972	955	1,910	1,875
Fair value gains, net	1,014	376	1,582	592
Share of income from equity accounted investments	301	162	529	383
Income before income taxes	1,558	669	2,471	1,312
Income tax expense	269	67	689	170
Net income	$1,289	$602	$1,782	$1,142
Net income attributable to:
Limited partners	$270	$49	$347	$99
General partner	̶	̶	̶	̶
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	574	228	866	471
Limited partner units of Brookfield Office Properties Exchange LP	48	̶	51	̶
Interests of others in operating subsidiaries and properties	397	325	518	572
Net income	$1,289	$602	$1,782	$1,142

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

Reconciliation of Non-IFRS Measures

	Three months ended June 30,		Six months ended June 30,
(US$ Millions)	2014	2013(1)	2014	2013(1)
Commercial property and hospitality revenue	$1,006	$1,042	$2,004	$2,100
Direct commercial property and hospitality expense	(533)	(555)	(1,060)	(1,107)
NOI	473	487	944	993
Investment and other revenue	209	44	266	112
Share of equity accounted income excluding fair value gains	131	93	273	188
Interest expense	(307)	(279)	(595)	(555)
Administration and other expense	(95)	(67)	(179)	(126)
Depreciation and amortization of non-real estate assets	(10)	(11)	(20)	(22)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(193)	(141)	(317)	(313)
FFO (3)	208	126	372	277
FFO from General Growth Properties Inc. warrants	9	3	19	7
Fully-diluted FFO (3)	217	129	391	284
FFO from General Growth Properties Inc. warrants	(9)	(3)	(19)	(7)
Depreciation and amortization of real estate assets (2)	(27)	(43)	(56)	(65)
Fair value gains, net	1,014	376	1,582	592
Share of equity accounted fair value gains	170	69	256	195
Income tax expense	(269)	(67)	(689)	(170)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(204)	(184)	(201)	(259)
Net income attributable to unitholders (3)	892	277	1,264	570
Non-controlling interests of others in operating subsidiaries and properties	397	325	518	572
Net income	$1,289	$602	$1,782	$1,142

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) Depreciation and amortization of real estate assets is a component of administration and other expense that is added back to FFO and is deducted in the net income calculation.

(3) For the period prior to the spin-off on April 15, 2013, these amounts are attributable to Brookfield Asset Management Inc.

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